CONSENT OF INDEPENDENT AUDITORS
We consent to the use in this Post-Effective Amendment No. 5 to Registration Statement No. 333-153022 on Form N-6 of our report dated March 7, 2011 (which report expresses an unqualified opinion and includes an explanatory paragraphs relating to (1) the change in the method of accounting and reporting for variable interest entities as required by accounting guidance adopted in 2010 and (2) the change in the method of accounting and reporting for other than temporary impairments of debt and equity securities, and noncontrolling interest as required by accounting guidance adopted in 2009), relating to the consolidated financial statements of Pacific Life Insurance Company and Subsidiaries appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the reference to us under the heading “Experts” also in such Statement of Additional Information.
/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
April 18, 2011